May 6, 2025

Jason Few
Chief Executive Officer
FUELCELL ENERGY INC
3 Great Pasture Road
Danbury, CT 06810

       Re: FUELCELL ENERGY INC
           Registration Statement on Form S-3
           Filed on April 29, 2025
           File No. 333-286842
Dear Jason Few:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Megan Odroniec